N E W S   R E L E A S E

TALISMAN ENERGY INC. CONFERENCE CALL

CALGARY, Alberta – April 14, 2011 – Talisman Energy Inc. has scheduled a telephone conference call for investors, analysts and media on Wednesday, May 4, 2011 at 8:30 a.m. MDT (10:30 a.m. EDT) to discuss Talisman’s first quarter 2011 results. Participants will include John A. Manzoni, President and Chief Executive Officer and members of senior management. Talisman expects to release its results the morning of May 4 before markets open.

To participate in the conference call, please contact the Talisman Energy conference operator at 8:20 a.m. MDT (10:20 a.m. EDT) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America) or
1-647-427-7450 (Local Toronto & International)

A replay of the conference call will be available at approximately 11:30 a.m. MDT (1:30 p.m. EDT) on Wednesday, May 4, 2011 until 11:59 p.m. Wednesday, May 11,  2011. If you wish to access this replay, please call:

1-800-642-1687 (North America) passcode 59988229 or
1-416-849-0833 (Local Toronto & International) passcode 59988229

Live Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page. Alternatively, you can point your browser to:
http://event.on24.com/r.htm?e=306078&s=1&k=6D3DA4F022766A785DDD21FB70C17DD2

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:
Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:

David Mann, Vice-President, Corporate                                                                  Christopher J. LeGallais
& Investor Communications                                                                                     Vice-President, Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                             Phone:  403-237-1957 Fax: 403-237-1210
Email:           tlm@talisman-energy.com                                                                    Email:            tlm@talisman-energy.com

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